FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2006

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street

Braamfontein

Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS announcement, dated November 28, 2006, announcing the appointment of a new management team for its South African businesses, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Press Release

27 November 2006

Sappi appoints new management team for Southern African businesses

Sappi Limited, the global pulp and paper group, today announced wide ranging changes and promotions at its Southern African businesses.

Andre Wagenaar (61), the current Chief Executive Officer of Sappi Forest Products is due to retire at the end of the year and will be replaced by Jan Labuschagne (46), currently the Finance Director of Sappi Forest Products. A Chartered Accountant, he has been with Sappi since 1992 serving the group in various senior management roles including as finance director of Sappi Timber Industries and accounting director at Sappi Fine Paper Europe in Brussels.

Following on Jan Labuschagne’s appointment, a number of other management changes have been made. All appointments occur as from 01 January 2007.

The new Finance Director of Sappi Forest Products is Colin Mowatt (49), currently the Financial and Commercial Director of Sappi Saiccor. He is a Chartered Accountant and has been with Sappi for 13 years. He also holds a MBL from UNISA.

Albert Lubbe (58), becomes Managing Director of Sappi Kraft, moving from his current role as Managing Director of Sappi Fine Paper South Africa. Sappi’s Usutu operations in Swaziland will also fall under his control. He has been with the group in his current role since 1997. He holds a GCC (Mechanical Engineers) and has completed the Advanced Executive Programme from UNISA.

Dinga Mncube (46), currently the Managing Director of Sappi Forests, becomes the Managing Director of Sappi Fine Paper South Africa. He will also form part of Sappi’s global fine paper management team. He has been with Sappi for 13 years and holds a MSc in Forest Products and has completed the Executive Development Programme at WITS as well as the Senior Executive Programme at Harvard.

Hendrik de Jongh (51), the current Fibre Supply Director of Sappi Forests and General Manager of Sappi Usutu in Swaziland becomes the Managing Director of Sappi Forests. He is. He has been with Sappi for 18 years and holds a GCC (Electrical) and a Post-graduate Management Diploma from Henley.

Commenting on the appointments made, Sappi chairman Eugene van As, said today:

“Jan Labuschagne has an intimate knowledge of the Southern African businesses and will be able to lead the combined effort of his executive team to deliver strong cash flow and growth. He has an experienced team with a proven track record. We are very happy that we have been able to make these appointments from within the group’s existing management”.

ENDS

NOTES TO EDITORS :

Additional information on each appointment:

Jan Labuschagne (46), BCom Hons CA (SA)
1985 joined Industrial Development Corporation (IDC) as project accountant, later promoted to senior project coordinator
1989 established own financial consulting business
1992 joined Sappi as divisional financial controller
1996 promote to finance director of Sappi Timber Industries
1997 seconded to Sappi Fine Paper Europe head office in Brussels as accounting director
2002 promoted to current position as finance director of Sappi Forest Products

He is a board member of the South African Institute of Chartered Accountants, chairman of the commerce and industry sub-committee and member of the CSI sub-committee

Colin Mowatt (49), BCom Acc CA (SA), Executive Development Programme (GIBS), MBL (UNISA)
1984 joined Corobrik as financial accountant
1987 appointed at Malbak as Group Management Accountant
1989 moved to Austen Safe Co as Finance Director
1993 joined Sappi Forests as group financial controller
1996 promoted to current role as Financial and Commercial Director of Sappi Saiccor

Albert Lubbe (58), NDip Tech, GCC (Mechanical Engineers), Fin Dip, Advanced Executive Programme (UNISA)

1978 Assistant Manager at Amcoal
1978 to 1997 SAB, majority as General Manager
1997 joined Sappi in current position as Managing Director Sappi Fine Paper South Africa

He is chairman of the Paper Manufacturers Association of South Africa (PAMSA)

Dinga Mncube (46), Dip (Forestry), BSc (Forest Management), MSc (Forest Products) from the University of Idaho (USA), Executive Development Programme (WITS), Senior Executive Programme (Harvard)

1981 Production and Quality Controller at Suncrush Bottling Company (Coca Cola)
1986 Forester for KwaZulu Government
1993 joined Sappi, held various positions within Sappi Forests and Sappi Kraft
1996 promoted to General Manager Forestry - Zululand region
2000 promoted to General Manager Sappi Forests
2004 promoted to current position as Managing Director of Sappi Forests

He is also the chairman of the National Forest Advisory Council

Hendrik de Jongh (51), GCC (Electrical), EDP, Post-graduate Management Diploma (Henley)

1977 joined Sasol in the electrical engineering department
1988 joined Sappi
1996 promoted to Operations Director Sappi Timber Industries
2000 promoted to General Manager Sappi Timber Industries
2001 took up current position as Timber Supply Director of Sappi Forests
2006 concurrently appointed General Manager of Sappi Usutu in Swaziland

More about Sappi

Sappi is the world's leading producer of coated fine paper used in the production of glossy magazines, calendars, annual reports and brochures. Whilst this business represents approximately two-thirds of Sappi's total sales, the company also has significant businesses in pulp, coated speciality paper, packaging grades and uncoated fine paper. Sappi Forest Products, the forests, pulp, packaging and newsprint business based in South Africa, is also the world's largest producer of chemical cellulose (dissolving pulp) used in the manufacture of viscose staple fibre and consumer and pharmaceutical products. Sappi is a global company with over 15,000 employees and production facilities in nine countries, on four continents and customers in over 100 countries.

The group is headquartered in Johannesburg, South Africa. Sappi is listed on JSE Limited (SAP), the New York Stock Exchange (SPP) and the London Stock Exchange (SAZ).

Please visit www.sappi.com

Issued by:

Brunswick Group LLP on behalf of Sappi Limited
Tel +27 (0) 11 268 5750 (Johannesburg)
Tel +44 (0) 207 404 5959 (London)

For further information:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited (Reg No 1936/008963/06)
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Mobile +27 (0)83 235 2973
andre.oberholzer@sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2006

SAPPI LIMITED,
by	/s/ D.J. O’Connor
Name: D.J. O’Connor Title: Group Secretary